Exhibit 99.1

Phase PRIMROSE 3 Trial 1 and Results 2 DESIGNED TO TREAT MORE WOMEN SUFFERING FROM UTERINE FIBROIDS Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

Disclaimer Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read he risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 5, 2020 and the risk factors disclosed in the Report on Form 6-K filed with the SEC on May 5, 2020, and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Uterine fibroids

A significant unmet need translating into a multibillion market

$34B/yr
total U.S. costs from direct costs, lost workdays and complications

19 million
women in the U.S. affected by fibroids

70 %+
of women have fibroids by age 50

Quality of Life
premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

600,000
hysterectomies are performed annually in the U.S.

300,000
are because of uterine fibroids

>4 million
women in the U.S. are treated annually for fibroids



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014

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Uterine fibroids are ruining lives … No two women are the same. But millions share a common problem: suffering the daily consequences of uterine fibroids. For many, current treatments fall short No rapid or optimal Short- and long-term Some are older; some obese, some relief of pain and effects that impair smoke, some have thromboembolic heavy bleeding quality of life risk… One size does not fit all … we can do better 4

Linzagolix, designed to treat more women Statistically significant & Durability of Differentiated clinically response options for meaningful more women ïƒ¼ïƒ¼ïƒ¼ Primary and key secondary Sustained efficacy and Unique profile offers convenient, endpoints met in continued safety at week 52 once daily dosing, with or PRIMROSE 1 & 2 for PRIMROSE 2 without Add Back Therapy (ABT) ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data** *U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26) 5 ** See slide 27 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate)

Dose The promise dependent of reduction the GnRH of estradiol antagonists (E2) Linzagolix is the only GnRH antagonist being developed to provide differentiated options for women suffering from uterine fibroids 1 200 mg with ABT 2 100 mg without ABT Full suppression virtually eliminates E2, Partial suppression reduces E2 into 100 requiring ABT to return to the optimal the optimal zone, minimizing BMD (pg/mL) zone and minimizing BMD loss loss and eliminating the need for ABT Symptoms 60 Optimal + ABT Range concentration 20 E2 BMD loss 0 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) 6 BMD = Bone Mineral Density

Phase PRIMROSE 3 registration 1 (US) and PRIMROSE studies 2 (EU/US) P1/P2 2 full menstrual cycles 24 weeks 28 weeks 24 weeks n = 103/102 Placebo 200 mg + ABT n = 94/97 100 mg 100 mg n = 107/101 Screening 24-Week 100 mg + ABT* 100 mg + ABT Post Treatment Follow-up n = 105/103 200 mg* 200 mg + ABT n = 102/98 200 mg + ABT 200 mg + ABT Double-Blind Treatment Double-Blind Treatment Primary efficacy endpoint Key secondary endpoints, Safety Primary efficacy endpoint is proportion of women with menstrual blood loss ≤ 80 mL (by Patients in the studies received no alkaline hematin method) and ≥ 50% reduction from baseline Vitamin D or calcium supplementation * These two arms are the control groups for 100 mg w/o ABT and 200 mg with ABT respectively, and will not be reported in this presentation 7 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate)

Demographic and baseline characteristics PRIMROSE 1 – US study PRIMROSE 2 – EU/US study Full Analysis Set Linzagolix Linzagolix Linzagolix Linzagolix Placebo Placebo 100 mg 200 mg + ABT 100 mg 200 mg + ABT n=103 n=94 n=102 n=102 n=97 n=98 Age (years)—mean (SD) 42.0 (5.7) 41.3 (5.9) 41.8 (5.9) 42.9 (5.3) 43.4 (5.4) 43.1 (4.8) Proportion of Black women % 63 64 61 5 4 4 BMI (kg/m2)—mean (SD)* 32.2 (6.8) 33.3 (7.4) 33.0 (7.3) 26.8 (5.4) 27.4 (5.7) 26.8 (5.5) Weight (kg)—mean (SD)** 87.4 (18.9) 90.4 (22.4) 88.6 (20.2) 74.4 (16.0) 75.2 (15.6) 72.7 (15.2) Hb < 10 g/dL—n (%) 26 (25.2) 31 (33.0) 31 (30.4) 14 (13.7) 21 (21.6) 24 (24.5) Hb < 12 g/dL—n (%)*** 76 (73.8) 68 (72.3) 72 (70.6) 51 (50.0) 61 (62.9) 56 (57.1) MBL**** (mL) mean (SD) 195 (110) 197 (110) 195 (117) 218 (128) 247 (162) 213 (143) * Obesity: BMI ≥ 30 ** Conversion rate to lbs = 2.2 ***Anemia = hemoglobin (Hb) value is less than 12.0 g/dL 8 **** MBL: Menstrual Blood Loss – Upper limit of normal is 80 mL/month

PRIMROSE Responder* analysis 1 and 2 achieved primary endpoint for both doses PRIMROSE 1 PRIMROSE 2 PRIMROSE 1 and 2 Week 24 Week 24 Week 24 pooled 100% P<0.001 P<0.001 93.9% 80% 84.7% women P=0.003 75.5% P<0.001 of 60% 56.4% 56.7% 56.6% 40% 35.0% 32.2% Proportion 29.4% 20% n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 0% Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 9 Error bars are 95% CI

Responder* rate in patients completing treatment at week 24 sustained at week 52 PRIMROSE 1 PRIMROSE 2 PRIMROSE 2 Week 24 Week 24 P<0.001 Week 52 100% P<0.001 98.8% 91.6% 80% 85.9% P<0.001 women P=0.002 of 60% 62.0% 56.9% 53.2% 40% Proportion 31.8% 29.2% 20% n=66 n=65 n=71 n=89 n=79 n=83 n=79 n=83 0% Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 10 Error bars are 95% CI

Rapid onset and significant, sustained reduction in menstrual blood loss PRIMROSE 1 PRIMROSE 2 0% 0% Error bars are 95% CI mL -20% -20% loss CFB -40% -40% % blood Mean -60% -60% menstrual -80% -80% -100% -100% 0 4 8 12 16 20 24 0 4 8 12 16 20 24 32 40 52 Weeks Weeks Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT 11

Significant reduction or elimination of pain with both doses Mean pain score reduction from baseline Proportion of patients with a score of 1 or less at Week 24 out of those with a baseline score of at least 4 PRIMROSE 1 Week 24 PRIMROSE 2 Week 24 PRIMROSE 1 Week 24 PRIMROSE 2 Week 24 Error bars are 95% CI 60% 0 -0.48 P<0.001 -1.06 -1 -1.62 pain P<0.001 score in 40% P=0.055 women P<0.001 -2 -2.28 of 37.9 pain -2.70 P=0.002 CFB 27.4 -3 reduction P<0.001 20% 22.2 22.4 -3.66 Mean P<0.001 Percentage with -4 P<0.001 9.0 -5 0% Error bars are 95% CI Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT CFB = Change From Baseline 12

Ranked and key secondary endpoints Secondary Endpoints 100 mg 200 mg + ABT P1 P2 P1 P2 Reduction in menstrual blood loss* • Time to reduced menstrual blood loss (≤80 mL and ≥50% reduction from baseline) p = 0.002 p < 0.001 p < 0.001 p < 0.001 up to Week 24 • Number of days of uterine bleeding for the last 28-day interval prior to Week 24 p = 0.001 p < 0.001 p < 0.001 p < 0.001 Amenorrhea* • Percentage at Week 24 p = 0.009 p < 0.001 p < 0.001 p < 0.001 • Time to amenorrhea up to Week 24 p = 0.007 p < 0.001 p < 0.001 p < 0.001 Improvement in anemia* • Hemoglobin level at week 24 in anemic subjects+ p = 0.019 p = 0.002 p < 0.001 p < 0.001 Reduction in pain • Change from baseline pain score at week 24 p < 0.001 p = 0.002 p < 0.001 p < 0.001 Reduction in volume • Fibroid volume change from baseline at Week 24 p = 0.149 p = 0.055 p = 0.671 p = 0.008 • Uterine volume change from baseline at Week 24 p = 0.014 p = 0.003 p = 0.223 p < 0.001 Improvement in quality of life ++ p = 0.002 p = 0.004 p < 0.001 p < 0.001 • Change from baseline UFS-QoL symptom severity score (LS mean) * Ranked endpoints in the study protocols 13 + Defined as subjects with Hb < 12 g/dL at baseline ++ UFS-QoL = Uterine Fibroids Symptoms and Health-Related Quality of Life questionnaire

Efficacy data at week 24 from recent trials of GnRH antagonists in uterine fibroids Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway Linzagolix Elagolix Relugolix Pooled Pooled Pooled PRIMROSE 1 PRIMROSE 2 ELARIS 1 ELARIS 2 LIBERTY 1 LIBERTY 2 Analysis Analysis Analysis Dose Regimen 200mg + ABT 300 mg + ABT 40mg + ABT Once daily Twice daily Once daily Mean Age (y) 41.6 43.1 42.6 42.5 41.3 42.1 Baseline MBL (mL per cycle) 197 212 238 229 229 247 Responder* Rate (RR) (%) 75.5 93.9 84.7 68.5 76.5 72.2+ 73.4 71.2 72.3++ Amenorrheaïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ Painïƒ¼ïƒ¼ NR NR ïƒ¼ïƒ¼ Fibroid Volumeïƒ»ïƒ¼ NR** NR**ïƒ»ïƒ» Uterine Volumeïƒ»ïƒ¼ NR** NR**ïƒ¼ïƒ¼ Menstrual Blood Lossïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ Anemiaïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ Quality of Lifeïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ïƒ¼ Source: Company information Note: ** NR = Not reported. *Primary endpoint: Proportion of women with menstrual blood loss ≤ 80 + Simon mL (by et alkaline al, Obstet hematin Gynecol method) 135, 1313-1326 and ≥ 50% 2020 reduction ++ Venturella from baseline R et al, ESHRE P-value 2020 not reported abstract. 14

Summary Day 1 to week of 24 adverse events PRIMROSE 1 PRIMROSE 2 Number (%) of women Linzagolix Linzagolix Linzagolix Linzagolix Placebo Placebo 100 mg 200 mg + ABT 100 mg 200 mg + ABT n=104 n=100 n=107 n=105 n=99 n=101 Subject with at least one TEAE 56 (53.8) 66 (66.0) 61 (57.0) 47 (44.8) 50 (50.5) 52 (51.5) TEAE leading to discontinuation 10 (9.6) 8 (8.0) 10 (9.3) 7 (6.7) 7 (7.1) 7 (6.9) SAE related to linzagolix 0 0 0 0 1 (1.0)* 0 Adverse Events occurring in > 5% of women in 100 mg or 200 mg + ABT groups Hot flush 7 (6.7) 6 (6.0) 7 (6.5) 4 (3.8) 14 (14.1) 13 (12.9) Headache 6 (5.8) 8 (8.0) 8 (7.5) 6 (5.7) 4 (4.0) 7 (6.9) Anemia 4 (3.8) 1 (1.0) 4 (3.7) 11 (10.5) 19 (19.2) 9 (8.9) * Hypertension in an obese subject 15

Day Adverse 1 to week events 24 of interest/pregnancy PRIMROSE 1 PRIMROSE 2 Number (%) of women Linzagolix Linzagolix Linzagolix Linzagolix Placebo Placebo 100 mg 200 mg + ABT 100 mg 200 mg + ABT n=104 n=100 n=107 n=105 n=99 n=101 Suicidal ideation 0 0 0 0 0 0 Depression; depressed mood 0 1 (1.0) 0 0 0 1 (1.0) Anxiety 1 (1.0) 0 0 0 0 2 (2.0) Alopecia 2 (1.9) 0 2 (1.9) 0 1 (1.0) 0 Decreased libido 0 0 0 0 1 (1.0) 1 (1.0) Pregnancy 0 0 0 0 0 0 16

Changes in lumbar spine BMD at weeks 24 and 52 PRIMROSE 1 PRIMROSE 2 PRIMROSE 2 Week 24 Week 24 Week 52 1% 0% 0.3 0.5 -0.8 -1.3 BMD -1% -2.0 change -2.0 -2.1% -2% -2.4 baseline Mean from -3% -4% -5% Error bars are 95% CIs -6% Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Patients in the trial received no vitamin D or calcium supplementation 17

BMD safety is at similar levels between all 3 GnRH antagonists Caution advised when comparing Linzagolix Elagolix Relugolix across clinical trials. Below data are not head-to-head comparison, and PRIMROSE 1 PRIMROSE 2 ELARIS 1 ELARIS 2 LIBERTY 1 LIBERTY 2 no head-to-head trials have been US EU/US US US US/RoW US/RoW completed, nor are underway 200 mg QD + ABT 300 mg BID + ABT 40 mg QD + ABT Black women % 61 4 67 48 BMI, mean (kg/m2) 33.0 26.8 33.4 33.2 31.4 31.0 BMD mean CBL Spine (%) @W24 -0.84 -1.31 -0.76+ -0.61+ -0.36++ -0.13++ Patients (%) with BMD loss >3% 23.3 29.1 20 20 <23* <23* Patients (%) with BMD loss >8% 1.8** 0 0 0 0 0 BMD mean CBL Spine (%) @W52 NA -2.03 -1.5+ ND Patients (%) with BMD loss >3% NA 28.3 27.0 ND Patients (%) with BMD loss >8% NA 1.7 1.7 ND * Values disclosed are for > 2% and <8% 18 ** 1 subject + Schlaff, W. D., New England Journal of Medicine 382, 328-340 2020 ++ Al-Hendy, ASRM 2019

Linzagolix, designed to treat more women Statistically significant & Durability of Differentiated clinically response options for meaningful more women ïƒ¼ïƒ¼ïƒ¼ Primary and key secondary Sustained efficacy and Unique profile offers convenient, endpoints met in continued safety at week 52 once daily dosing, with or PRIMROSE 1 & 2 for PRIMROSE 2 without Add Back Therapy (ABT) ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data** *U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26) 19 ** See slide 27

Why no ABT options matter

When uterus volume reduction is a priority, high dose GnRH antagonist without ABT is a relevant strategy

A potential therapeutic strategy for treating adenomyosis could be to initiate a patient on a full suppression dose (200 mg) without ABT to quickly reduce uterine volume

30%+

of women of reproductive age are affected by adenomyosis often co-existing with endometriosis or uterine fibroids

Magnetic resonance images showing an enlarged uterus with diffuse and disseminated adenomyosis in a 39 year old women


873 cm³

After more than 1 year without therapy, a very large uterus is seen, with multiple images typical of severe full-thickness adenomyosis


290 cm³

After 12 weeks of GnRH antagonist therapy (daily dose of 200 mg linzagolix), a significant reduction is observed

Gonadotropin –releasing hormone antagonist (linzagolix): a new therapy for uterine adenomyosis. O. Donnez & J. Donnez. Fertility and Sterility – Published online: June 2, 2020
Chapron et al., Human Reproduction Update, 2020

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yselty® linzagolix

The only GnRH antagonist designed to treat more women

Because not every woman is the same, one size does not fit all



Jane, 32 – Strongly wishes to avoid surgery

- Healthy white woman, weighing 120 lbs
- Increasingly heavy bleeding and unpredictable flooding episodes that interfere with quality of life
- Multiple fibroids in the uterine cavity

200 mg linzagolix + ABT



Carole, 48 – Desires a long-term medical treatment to transition her to menopause*

- Black woman, weighing 230 lbs
- Moderate hypertension, not well-controlled
- Worsening heavy bleeding and pain related to UF

100 mg linzagolix − ABT



Keisha, 42 – Needs a rapid & substantial reduction in uterine volume

- Black woman with bulky 26-week-sized uterus and MRI suggestive of concomitant adenomyosis
- Increasing pelvic pressure and pain, urinary frequency and urgency, interfering with ability to go to work
- Hb level of 10.2 g/dL

200 mg linzagolix − ABT

For up to 6 months

ObsEva

*U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events

Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug. The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisions.

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Next steps in uterine fibroids Linzagolix is the only GnRH antagonist being developed to provide differentiated options for women suffering from uterine fibroids 1 2 3 4 Primrose 1 MAA regulatory NDA regulatory Commercial 52 week results submission submission partnerships expected 4Q:20 anticipated in anticipated in ongoing discussions 4Q:20 1H:21 Designed to treat more women 22

Focused on unmet needs in women’s reproductive health LINZAGOLIX P ROFESSOR HU G H TAYLOR , MD Professor and Chair, Department of Obstetrics, Gynecology and Reproductive Sciences, Yale School of Medicine, New Haven, Connecticut 23

Focused on unmet needs in women’s reproductive health LINZAGOLIX P ROFESSOR EU G EN E MCCLOSK EY Professor in Adult Bone Diseases Director of the Centre for Integrated Research in Musculoskeletal Ageing Healthy Lifespan Institute Mellanby Centre for Bone Research, Department of Oncology & Metabolism University of Sheffield 24

Thank you July is Fibroid Awareness Month Supporting their ‘Health Equity’ initiative Not every woman is the same 25